UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                            No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: February 1  , 2010

ROSH HAAYIN, Israel, February 1, 2010 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that it had been informed by its controlling shareholder, Alon Israel Oil Company Ltd. (hereinafter: "Alon") that Alon had granted to D.B.W Investments Ltd., a company controlled by Alon's President and Blue Square's Chairman of the Board, Mr. David Weissman, an option to acquire 766,020 ordinary shares of Blue Square (approximately 1.74% of the outstanding shares of Blue Square) from the holdings of Alon.
The option is exercisable in five equal portions at the end of each calender year from 2010 until 2014, and for a period of 18 months from the time each portion becomes exercisable.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

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Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 205 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.